Exhibit 5.3
GOVERNMENT OF PUERTO RICO
Department of the Treasury

December 21, 2021

Soledad Reichard-Megwinoff, Esq. Abarca & Associates PSC Law Offices PO Box 13928
San Juan, Puerto Rico 00908-3928

MARRIOT INTERNATIONAL, INC. PUERTO RICO RETIREMENT PLAN

Control No: 30760

Dear Mrs. Reichard:

In regard to your letter of September 17, 2021 you are informed that this Department has no objection to the amendments made to the referred pension plan. Effective as of January 1, 2021, the plan was amended to increase the percentage of the deferral of eligible pay to 80% and provide that an employee's service will be determined using the hours of service method and that the 12- consecutive month period by which a year of service is measured shall commence on succedding anniversaries of the employee's hire date.

Also, effective as of April 27, 2021 the plan has been amended to reflect the merger of the San Juan Marriot Resort & Stellaris Casino Employees Retirement Plan with and into the Plan and related amendments implementing such merger.

Such amendments will not affect in any way the ruling issued on behalf of the aforesaid plan on May 11, 2004.

No opinion is expressed as to the tax treatment of the above transactions under any other provision of the Puerto Rico Internal Revenue Code of 2011, as amended and the Regulations that may also be applicable thereto, or to the tax treatment of any condition existing at the time of the transactions, or any effect resulting therefrom, that is not specifically covered by this ruling. The opinion expressed herein shall be valid only upon the continued existence of the facts as submitted for our consideration.

Cordially

Carmen Colon Calderfn, Chief
Pension Plan Section